                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  TX Holdings, Inc. (formerly R Wireless, Inc.)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   873 11R 101
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                                 (CUSIP Number)

   Darren Bloom, 1602 Alton Road, #487, Miami Beach, FL 33193. (305) 420 6781
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            Monday December 12th 2005
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873 11R 101


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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Darren Bloom
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) SC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

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6.  Citizenship or Place of Organization
    USA
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               7.  Sole Voting Power
 NUMBER OF         2,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.  Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.  Sole Dispositive Power
   PERSON          2,000,000
    WITH       -----------------------------------------------------------------
               10. Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      2,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.   Percent of Class Represented by Amount in Row (11)
      11.2%
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14.   Type of Reporting Person (See Instructions)
      IN
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
ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

TX Holdings, (TXHG:OTC) Common Stock

Address of principal executive office: 1602 Alton Road, #487, Miami Beach, FL 33139

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) Name; Darren Bloom

         (b) Residence or business address;
             1602 Alton Road, #487 Miami Beach, FL 33139

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

             Chief Financial Officer, Secretary, Treasurer for TX Holdings, Inc.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
             None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and
             None

         (f) Citizenship.
              USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition. Stock acquired in lieu of salary (for role as CFO) at cost basis of $.05 per share. Price reflects market price at commencement of employment, and the restricted nature of the securities.

ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
         Stock acquired in lieu of salary (for role as CFO) at cost basis of $.05 per share. Price reflects market price at commencement of employment, and the restricted nature of the securities.

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
               N/A

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
               N/A

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
               N/A

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  Darren Bloom has been elected to the board of directors in conjunction with his duties as Chief Financial Officer, Secretary and Treasurer

         (e) Any material change in the present capitalization or dividend policy of the issuer;

                  No change in the authorized capital, but 2,000,000 shares of common stock issued.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
               N/A

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
               N/A

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
               N/A

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
               N/A

         (j) Any action similar to any of those enumerated above.
               N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;
                  Issued Common Stock 17,893,651
                  Issued Common Stock to Darren Bloom 2,000,000
                  Percentage of issued Common Stock held by Darren Bloom 11.2%

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
         Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;
                  Darren Bloom 2,000,000 Common Stock, Sole vote

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).
                  N/A

         Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
                  N/A

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
                  N/A

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
                  N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                              EMPLOYMENT AGREEMENT

This Agreement is dated as of the 21st day of July, 2005, by and between Darren Bloom (hereinafter "Executive"), a resident of Dade County, City of Miami Beach, State of Florida, United States of America, and, TX Holdings, Inc., formerly R Wireless Corporation, a Corporation organized under the laws of the State of Georgia with its principal place of business at 1602 Alton Road, Miami Beach FL. (hereinafter "Company").

WHEREAS, the Company is desirous to employ the Executive, and Executive is desirous to accept employment with the Company, subject to terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereinafter, the Company and Executive agree as follows:

1. PERIOD OF EMPLOYMENT. The Company shall employ Executive, and Executive shall serve the Company during the period commencing on July 21, 2005, and continuing through and including July 21, 2008 (the "Term").

2. DUTIES AND RESPONSIBILITIES.

(A) During the Term, Executive shall be employed by the Company as Chief Financial Officer. As such, Executive shall attend to any and all duties commensurate with this position and such other duties and responsibilities as may from time to time be assigned to or vested in Executive by Company's Board of Directors. Executive acknowledges and agrees that Executive may be required, without additional compensation, to perform services for any business entity controlled by the Company by virtue of direct or indirect beneficial ownership of voting securities of or voting interest in the controlled entity (such business entities hereinafter individually and collectively being called "Subsidiary" or "Subsidiaries" as the case may be) and to accept such office or position with any Subsidiary as the Board of Directors may require, including, but not limited to, service as an officer or director of the Company or any Subsidiary. Executive shall comply with all applicable policies of the Company and Subsidiaries.

(B) Executive's employment with the Company shall be full-time. During the Term, Executive shall, except during periods of vacation, sick leave, or other authorized leave of absence, devote the whole of Executive's time, attention, skill, and ability during the usual business hours (and outside those hours when reasonably necessary to Executive's duties hereunder) to the faithful and diligent performance of the duties and responsibilities described herein.

(C) During the Term, it shall not be a violation of this Agreement for Executive to serve as an officer or director of a cooperative apartment, or civic or charitable organization or committee, to perform speaking engagements, or to manage personal passive investments, so long as such activities (individually or in the aggregate) do not conflict or materially interfere with the performance of Executive's duties hereunder.

(D) Executive's services shall be performed in Florida and Georgia as well as at such other locations and subject to such travel requirements as reasonably necessary to the performance of Executive's duties hereunder.

3. COMPENSATION

(A) As compensation for services rendered hereunder and in consideration of this Agreement, the Company shall pay Executive two-million (2,000,000) common shares of the Company or such greater amount as the Company may from time to time in its sole discretion determine at the commencement of this Agreement. Shares are valued at $.05 per share, which was reflective of the market price (and restriction) at the time of nomination to the position.

(B) During the Term, as additional compensation, Executive shall be entitled to participate in and receive all benefits under any welfare benefit plan or program (including, without limitation, medical, dental, disability, group life (including accidental death and dismemberment) and business travel insurance plans and programs), any retirement savings plan or program (including, without limitation, 401(k) and pension plans), and such other perquisites, paid vacation and holidays) as the Company may, from time to time and in its sole discretion, make available generally to executive employees of the Company. Such participation shall be subject to the terms and conditions of such plans or programs, including, but not limited to, such generally applicable eligibility provisions as may be in effect from time to time.

(C) The Company shall reimburse Executive for all reasonable, ordinary, and necessary business expenses incurred in the performance of Executive's duties hereunder in accordance with and subject to the terms and conditions of the Company's then-prevailing expense policy. As a condition precedent to obtaining such reimbursement, Executive shall provide to the Company any and all statements, bills or receipts evidencing such expenses for which the Executive seeks reimbursement, and such other related information or materials as the Company may from time to time reasonably require.

4. TERMINATION. Unless Executive's employment is terminated pursuant to this paragraph four (4), the Company shall continue to employ Executive and Executive shall continue to serve the Company throughout the Term. Upon expiration of the Term, Executive's employment with the Company shall be terminated without further action by Executive or the Company.

(A) This Agreement shall terminate automatically upon Executive's death;

(B) Upon Executive's "Disability", the payment of benefits under the Company's short-term and long-term disability insurance programs, if any, shall satisfy the Company's remaining obligations under the foregoing paragraph 3(A). For purposes of this Agreement, Executive shall be deemed to be under a Disability if Executive shall be unable, by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever), to perform the Executive's essential job functions hereunder, whether with or without reasonable accommodation, in substantially the manner and to the extent required hereunder prior to the commencement of such disability, for a period exceeding thirty (30) days. In light of the unique nature of Executive's services, and the undue burden on the Company that would result from Executive's long-term absence, the Company shall have the right to terminate Executive's employment hereunder in the event that Executive shall remain under a Disability for a period exceeding ninety (90) days, such termination to occur at the end of any calendar month during the continuance of such disability, upon at least ten (10) days prior written notice to Executive.

(C) The Company shall have the right to terminate Executive's employment for "Cause" at any time without prior written notice. For purposes of this Agreement, Cause shall include: (i) material default or any other material breach by Executive of Executive's obligations hereunder, (ii) failure by Executive to perform diligently and competently Executive's duties hereunder; or
(iii) misconduct, dishonesty, insubordination, or other act by Executive detrimental to the Company or its good will or damaging its relationships with its customer, suppliers, or employees, including, without limitation, (a) use of alcohol or illicit drugs such as to interfere with the performance of Executive's duties hereunder, (b) conviction of or plea of guilty or no contest to a felony or crime involving dishonest, moral turpitude or theft, and (C) material failure by Executive to comply with any and all applicable laws or governmental regulations with respect to the Company's operations or the performance of Executive's duties.

(D) The Company may terminate Executive's employment without Cause at any time and without prior notice. In the event of such termination, the Company shall pay to Executive Executive's salary for the remainder of the Term.

(E) In the event of termination of this Agreement for any reason, the payments (if any) required to be provided to Executive pursuant to this paragraph 4 shall be in full and complete satisfaction of any and all obligations owing to Executive pursuant to this Agreement.

5. CONFIDENTIAL INFORMATION. Both during and after the Term, Executive shall not, directly or indirectly, divulge, publish, communicate, or make available to any person, corporation, governmental agency, or other entity ( except in performing Executive's duties hereunder), or use for Executive's own or any other person's benefit, any trade secret, confidential business information, or any other information, know how, designs, specifications, techniques, methods, concepts, inventions, developments, discoveries, improvements, knowledge or data of the Company or any Subsidiary which is not generally known to the public (separately and collectively ("Information"), including, but not limited to, Information relating to research, product/service development or design, manufacturing or manufacturing processes, maintenance or repair processes, purchasing, product or material costs, sales or sales strategies or prospects, pricing or pricing strategies, advertising or promotional programs, product information or mailing or customer lists, finances (including prices, costs or revenues), and other business arrangements, plans, procedures and strategies, and shall use Executive's best efforts to prevent the publication of or disclosure by any other person or entity of any such Information. The Company shall be under no obligation to identify specifically by any notice or other action any Information to which this paragraph shall apply. While Executive is employed by the Company, all documents and Information compiled, received, held, or used by Executive in connection with the business of the Company or any Subsidiary shall remain the property of the Company or such Subsidiary as the case may be, and shall be delivered by Executive to the Company or such Subsidiary, respectively, upon termination of Executive's employment, for whatever reason, or at any earlier time requested by the Company.

6. UNFAIR COMPETITION

(A) As a condition of employment with the Company, and as a material inducement to the Company to employ Executive hereunder, Executive agrees that, while Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d) , above, Executive shall not, directly or indirectly, whether or not for compensation, and whether or not as an employee, be engaged or have a financial interest in any other business, continue or assume any other corporate affiliations, or pursue other commercial activities, duties or pursuits whatsoever without the prior written consent of the Company.

(B) As a condition of employment with the Company, and as a further material inducement to the Company to employ Executive hereunder, Executive agrees that while the Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d), above, and for a period of one (1) year thereafter, Executive shall not, directly or indirectly, whether or not for compensation, and whether or not as an employee, be engaged in or have any financial interest in any business competing with the business of the Company (or with any business of any Subsidiary for which the Executive performed services hereunder) within any state, region or locality in which the Company or such Subsidiary is then doing business or marketing its products or services, as the business of the Company or such Subsidiaries may then be constituted.

(C) For purposes of this Agreement, Executive shall be deemed to be engaged in or have a financial interest in a business if Executive is an employee, officer, director, consultant, independent contractor, proprietor or partner of any person, partnership, corporation, trust or other entity which is engaged in such business, or if Executive directly or indirectly performs services for such entity or if Executive or any member of Executive's immediate family beneficially owns an equity interest, or interest convertible into equity, in any such entity.

(D) Executive agrees and acknowledges that, by virtue of Executive's employment and position with the Company, Executive shall have access to and maintain an intimate knowledge of the Company's activities and affairs, including trade secrets, confidential business information, and other confidential matters. As a result of such access and knowledge, and because of the special, unique and extraordinary services that Executive is capable of performing for the Company or any one of its competitors, Executive acknowledges that the services to be rendered by Executive pursuant to this Agreement are of a character giving them a particular value, the loss of which cannot adequately or reasonably be compensated by money damages. Consequently, Executive agrees that any breach or threatened breach by Executive of Executive's obligations under this paragraph 6, or of paragraphs 5 or 7 of this Agreement, would cause irreparable injury to the Company, and that the Company shall be entitled to (i) preliminary and permanent injunctions enjoining Executive from violating such provisions, and,
(ii) money damages in the amount of fees, compensation, benefits, profits or other remuneration earned by Executive or any other competitor as a result of any such breach, together with interest, costs and attorney's fees expended to collect such damages or secure such injunctions. Nothing in this Agreement, however, shall be construed to prohibit the Company from pursuing any other remedy, the Company and Executive having agreed that all such remedies shall be cumulative.

(E) Executive acknowledges that the limitations set forth in this paragraph 6 and in paragraphs 5 and 7 of this Agreement shall not prevent Executive from earning a livelihood after Executive leaves the Company's employ, but merely prevent unfair competition against the Company for a limited period.

7. SOLICITATION OF EMPLOYEES. As a condition of employment with the Company, and as a further material inducement to the Company to employ the Executive hereunder, Executive agrees that, while Executive is employed by the Company, and during the period, if any, during which the Company is making payments to Executive pursuant to paragraph 4(d), above, and for a period of one (1) year thereafter, Executive shall not, directly or indirectly, solicit, hire, or induce the termination from employment with the Company of any person who was or is employed by the Company or any Subsidiary, or induce such person to accept employment other than with the Company or any Subsidiary.

8. INVENTIONS. Executive hereby agrees that any and all improvements, inventions, discoveries, developments, creations, formulae, processes, methods or designs, and any documents, things, or information related thereto, whether patentable, copyrightable or not or not (individually and collectively, "Work Product") within the scope of or pertinent to any field of business or research in which the Company or any Subsidiary is engaged or (if such is known to or ascertainable by Executive) considering engaging, which Executive may conceive or make, or may have conceived or made during Executive's employment with the Company, whether alone or with others, at any time within or without normal business hours, shall be and remain the exclusive property of the Company. Company shall have the full right to use, assign, license or transfer all rights to or relating to Work Product. Executive shall, whenever requested to do so by the Company (whether during Executive's employment or thereafter), at the Company's expense, execute any and all applications, assignments or other instruments, and do all other things (including giving testimony in any legal proceeding) which the Company deems necessary or appropriate in order to (a) apply for, obtain, maintain, enforce, or defend letters patent or copyright registrations of the United States of America or any other country for any Work Product, or (b) assign, transfer, convey or otherwise make available to the Company any right, title or interest in which Executive might otherwise have in any work product. Executive shall promptly communicate, disclose, and upon request, report upon and deliver all Work Product to the Company, and shall not use or permit any Work Product to be used for any purpose other than on the behalf of the Company, whether during the Executive's employment or thereafter.

9. ARBITRATION Any dispute arising under this agreement shall be arbitrated in accordance with the rules and protocols of the American Arbitration Association and venued in the County of Dade, City of Miami Beach, state of Florida, judgment thereupon to be entered in any court of competent jurisdiction. Notwithstanding the above, the Company shall not be required to arbitrate any dispute arising under the foregoing paragraphs 5, 6, 7, or 8 but shall have the right to institute judicial proceedings in a court of competent jurisdiction within the State of Florida with respect to such dispute or claim. Executive and Company hereby consent to, and waive any objection to, the personal jurisdiction and venue of the aforesaid Courts, and waive any claim that the aforesaid courts constitute an inconvenient forum. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed pending the outcome of any arbitration proceeding hereunder.

10. ADDITIONAL OBLIGATIONS. Both during and after the Term, Executive shall, upon reasonable notice, furnish the Company with such information as may be in Executive's possession, and cooperate with the Company, as may be reasonably requested by the Company (and, after the Term, with due consideration for Executive's obligations with respect to any new employment or business activity) in connection with any litigation arbitration or other proceeding in which the Company or any Subsidiary is involved or as to which there is a material possibility the Company or a Subsidiary may be involved. The Company shall reimburse Executive for all reasonable expenses incurred by Executive in fulfilling Executive's obligations under this paragraph 10.

11. NOTICE. Any notice or other communication required or permitted under this Agreement by either party hereto to the other shall be in writing, and shall be deemed effective upon (a) personal delivery, if delivered by hand, (b) three days after date of deposit in the United States mails, postage prepaid, if mailed by certified or registered mail, or (c) the next business day, if sent by a prepaid overnight courier service, and in each case addressed as follows:

                                If to Executive:
                                ----------------

                                  Darren Bloom
                             6538 Collins Ave, #347
                              Miami Beach, FL 33141


                               If to the Company:
                               ------------------

                              1602 Alton Road, #487
                              Miami Beach, FL 33139

                                 With a copy to:
                                 --------------

                                David Baker, Esq.
                              1400 Park Place Tower
                              2001 Park Place North
                              Birmingham, AL 35203
                            United States of America

Either party may change the address or addresses to which notices are to be sent by giving notice of such change of address in the manner provided by this paragraph 11.

12. ENTIRE AGREEMENT. This Agreement represents the entire agreement between the Company and Executive with respect to Executive's employment with the Company, and supersedes and is in full substitution for any and all prior agreements or understandings, whether oral or written, relating to Executive's employment.

13. AMENDMENT. This Agreement may not be canceled, changed, modified or amended orally, and no cancellation, change, modification, or amendment hereof shall be effective or binding unless in a written instrument duly executed by the Company and the Executive. No provision of this Agreement may be waived, similarly, without the express written consent of both parties.

14. NO WAIVER. The failure at any time either of the Company or the Executive to require the performance by the other of any provision of this Agreement shall in no way affect the full right of such party to require such performance at any time thereafter, nor shall the waiver by either the Company or the Executive of any breach of any provision of this agreement be taken or held to constitute the waiver of any succeeding breach of such or any other provision of this Agreement.

15. ASSIGNMENT. This Agreement is binding upon and for the benefit of the Company and Executive and their respective heirs, successors, executors, administrators, and other legal representatives. Neither this Agreement nor any right or obligation hereunder may be sold, transferred, assigned, or pledged by the Company (except to a Subsidiary) or by Executive without the prior consent of the other. However, nothing contained in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another entity which assumes this Agreement and all obligations and undertakings of the Company hereunder.

16. INTERPRETATION. If any court of competent jurisdiction shall hold any of the restrictions set forth in paragraph 6 above to be unreasonable as to time, geographical area, or otherwise, said restrictions shall be deemed reduced to the extent necessary in the opinion of such court to make their application reasonable

17. NO CONFLICT. Executive represents and warrants that Executive is not subject to any agreement, order, judgement or decree of any kind which would prevent Executive from entering into this Agreement or performing fully Executive's obligations hereunder.

18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made by residents of such state, and fully the performed, in such state.

19. EXECUTION. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. SURVIVAL. Executive's obligations as set forth in paragraphs 5, 6, 7, 8, and 9, above, represent independent covenants by which Executive is and shall remain bound notwithstanding any breach or claim of breach by the Company, and shall survive the termination or expiration of this Agreement.

21. HEADINGS. The headings contained in this Agreement are for reference purposes only, and shall not affect the meaning or interpretation of this Agreement.

22. INDEMNIFICATION. The Company agrees to indemnify and hold harmless the Executive against any liability, claims, damages, judgments and expenses to which Executive may become subject arising out of Executive's performance of this Agreement; provided, however, that the Company will not be liable if any such liability, claims, damages, judgments or expenses arise out of Executive's willful neglect or illegal conduct.

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement as of the date first written above.

TX Holdings, Inc formerly R Wireless Corporation



by /s/ Mark Neuhaus                          /s/ Darren Bloom
---------------------------------            -----------------------------------
Mark Neuhaus, President                      Darren Bloom, Individually

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 2005
-----------------
Date

/s/ Darren Bloom
-----------------------------
Signature

individual
----------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)